SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-k REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2004

ISOTIS S.A. (Exact name of registrant as specified in its charter)

18-20 Avenue de Sévelin, 1004, Lausanne Switzerland (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [ ] No [X]

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

February 27, 2004 IsoTis S.A.

By	/s/ Pieter Wolters Name: Pieter Wolters Title: Chief Financial Officer

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EXHIBIT INDEX

Exhibit No. 99.1	Description Press Release: IsoTis Announces 2003 Results in Line With Previous Guidance, dated February 24, 2004

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IsoTis Announces 2003 Results in Line With Previous Guidance First Post-Merger Quarter, Q4, Shows Combined 19% YOY Sales Growth

LAUSANNE, Switzerland, IRVINE, CA, USA, BILTHOVEN, The Netherlands — February 24, 2004 — IsoTis OrthoBiologics (SWX/Euronext: ISON; TSX: ISO) today reported its results for the full year 2003 and the fourth quarter ended December 31, 2003. Unaudited combined revenues of the merged companies for the full year 2003 were US$ 24 million, while the combined operational results were a loss of US$ 24.4 million. These numbers are in line with guidance the Company has consistently given since announcing the merger between IsoTis and GenSci OrthoBiologics in June 2003.

Vital Signs After First Post Merger Quarter
The IsoTis — GenSci merger closed on October 27, 2003. During the preceding 4 quarters, combined sales growth had been virtually flat. With less than 2 months as an effectively combined company, IsoTis OrthoBiologics reported a robust 19% combined sales growth to US$ 5.8 million, from US$ 4.8 million in Q4 2002. Based on these results and preliminary data from the beginning of 2004, the company is confident that it can continue to improve sales as the year progresses and the efficacy of its sales and marketing strategy continues to increase both in the US and internationally.

After Two Mergers, a Clear Path towards Profitability
IsoTis OrthoBiologics is the result of the merger between IsoTis and GenSci OrthoBiologics of Irvine, California, completed in October 2003. Less than a year prior to this, IsoTis N.V merged with Swiss-based Modex SA. These two back-to-back mergers were instrumental in establishing a competitive and near term profitable business in the rapidly emerging field of orthobiologics, a market growing at double the rate of the overall orthopaedics sector. The company, focused on the bone graft substitute segment of the orthopaedics market, is developing further novel, leading edge orthobiology products for musculoskeletal repair in spine, trauma, total joint and craniofacial surgical applications.

By 2005, the orthobiologics market is estimated to grow to US$ 1.5 billion; management expects the combined natural and synthetic bone graft substitute market segment in which IsoTis is competing to be at US$ 600 million. On the basis of targeted revenues of US$ 50 million by 2005, IsoTis OrthoBiologics expects to break even in terms of cash flow and profit during that year.

Highlights Full Year & Q4 2003
2003 results, comparative 2002 numbers, and the analysis in the body of this announcement are presented on a combined basis, as if both mergers had occurred as of January 1, 2002. Exhibit 2 shows the combined balance sheets and statement of operations. After two successive mergers in slightly more than a year, management believes that the combined presentation of results provides the most accurate and transparent insight into the company’s financial situation in 2003, and the most meaningful basis for comparison with previous reporting periods.

The combined results set forth have not been prepared in accordance with Regulation S-X under the Securities Act of 1934. These non-GAAP measures are reconciled to their most directly comparable GAAP measures in Exhibit 3.

Financial Highlights (combined)
•	US$ 24 million FY revenues
•	US$ 5.8 million Q4 sales, 19% increase YOY
•	US$ 24.4 million FY loss from operations
•	US$ 29.9 million FY net loss
•	US$ 50.1 million cash balances at December 31
•	Change from IFRS to US GAAP reporting, and from Euro to US$ reporting currency

Operational Highlights
•	Merger & integration between IsoTis and GenSci OrthoBiologics completed
•	150 employees (90 in the US, 60 in Europe)
•	Experienced management
•	US network of 50 independent distributors with 400 sales reps
•	Expanding international distribution channel
•	6 products on the market, 4 to be launched in 2004, 11 more in development
•	Unique, synergistic and complementary technology platforms
•	Best in class natural bone (DBM) technology
•	Advanced synthetic materials
•	Reverse phase medium, carrier system
•	Senior appointments of VPs sales and marketing for US and International
•	CE mark and FDA 510 (k) for OsSatura
•	AATB accreditation of Irvine facility
•	Wound management subsidiary EpiSource established (cash flow neutral)
•	Chronic wound treatment Allox licensed to US wound management leader HealthPoint
•	Drug delivery spin-off Chienna sold to OctoPlus

Course of events Q4 (combined)
With the merger between IsoTis and GenSci OrthoBiologics just completed, IsoTis OrthoBiologics was able to make a major marketing and sales effort in the last two months of the year 2003. It succeeded in increasing its product sales to US$ 5.8 million, a 19% increase over the same quarter in 2002. The combined operational loss for the quarter was US$ 12.6 million.

Much effort went into reenergizing the company’s US independent distributor network, and in expanding the international distribution channels. To support these efforts, new marketing materials were developed, and a corporate campaign was launched to create brand awareness for IsoTis OrthoBiologics among orthopedic surgeons, hospitals and distributors. Product development progressed well, and the company anticipates four product launches in 2004 to support its further growth. In addition, a range of in-vivo and clinical studies have been initiated to reinforce the competitive edge of the company’s innovative products.

Financial Results FY 2003 (combined)
As expected, product sales for the year ended December 31, 2003, increased slightly to US$ 23.7 million compared to 2002 (US$ 23.3 million). Some 90% of product sales were recorded in North America and 10% internationally. As a result of the spin-off of its R&D group in The Netherlands, government grants decreased some US$ 1.3 million in 2003 compared to 2002, impacting total revenues, which were US$ 24 million, compared to US$ 25.3 million in the previous year.

Significant items in result from operations and net result
The operational combined result for the year was a loss of US$ 24.4. The net result for the year was a loss of US$ 29.9 million. Included in the net result are a number of significant items which deserve further attention:
•	The principal difference between the operational and net result is US$ 5.4 million of foreign exchange losses. Accounting rules require the company to value assets of its group companies at year end in Euro and CHF. A further disclosure is provided below under “foreign exchange losses”.
•	Also included in the operational and net results are:
•	US$ 8.7 million profit on reduction of GenSci’s Chapter 11 liabilities
•	US$ 2.7 million non-cash charge for stock options
•	Approximately US$ 3 million of other non-cash provisions and write offs
•	Approximately US$ 2 million for the phase II clinical trial of Allox, scheduled to be completed in 2004 as part of the cash flow neutral wound management company EpiSource .

Foreign exchange results — an accounting detail
Included in the net results for 2004 are US$ 3 million in foreign exchange losses on US dollar denominated bank accounts in the name of IsoTis NV (The Netherlands) and US$ 2.3 million of unrealized foreign exchange losses on US dollar denominated intercompany loans in the name of IsoTis SA (Switzerland). The functional currencies of the Netherlands and Switzerland operations, for accounting purposes, are the Euro and Swiss Franc, respectively.

Since the merger with GenSci, IsoTis’ predominant “business currency” is the US Dollar. Consequently, IsoTis changed its reporting currency to US$, and converted a large part of its strategic cash pool into US dollars in November 2003 in line with the Company’s long-term objectives. While these actions make sense from a business point of view, as a result of a change in currency exchange rates in the last two months of the year, accounting rules require the company to value these assets of its individual group companies with local functional currencies other than the US$ (Euro and CHF in this instance) and record a loss on foreign exchange.

In the interest of providing an additional insight in the financial status of the company, Management specifically wishes to highlight these points, and will do so in the future again, whether the prescribed accounting treatment leads to a loss (like this year) or a gain (as can be expected if the US$ re-appreciates in value vis-a-vis the Euro and CHF).

Outlook 2004 and 2005
Management expects that full-year 2004 revenues will be in excess of US$ 30 million, and that 2004 EBITDA from continuing activities will be less than US$ 10 million negative. Management expects IsoTis OrthoBiologics to become cash-flow break-even and profitable during 2005 on the basis of targeted revenues exceeding US$ 50 million.

For information contact: Hans Herklots Media & investor relations Tel: +31(0)30 229 5271 Fax: +31(0)30 228 0255 E-mail: investor.relations@isotis.com	Louis G. Plourde Investor relations Tel: + (800) 561-2955 (North America) + (514) 277-5984 E-mail: louis.plourde@isotis.com

Certain statements in this Press Release are “forward-looking statements”, as that term is defined in U.S. federal securities laws, including those that refer to management’s plans and expectations for future operations, prospects and financial condition. These forward-looking statements can be identified by use of words such as ‘strategy,’ ‘expects,’ ‘plans,’ ‘anticipates,’ ‘believes,’ ‘will,’ ‘continues,’ ‘estimates,’ ‘intends,’ ‘projects,’ ‘goals,’ ‘targets’ and other words of similar meaning. Such statements are based on the current expectations of the management of IsoTis only. Reliance should not be placed on these statements because they are subject to known and unknown risks and can be affected by factors that are beyond IsoTis’ control. Actual results could differ materially from current expectations due to a number of factors, including the timely commencement and success of clinical trials and research endeavors, delays in receiving U.S. FDA or other regulatory approvals (a.o. EMEA, CE), market acceptance of products, development of competing therapies and technologies, the terms of any future strategic alliances, the need for additional capital, the inability to obtain, or meet conditions imposed for required governmental and regulatory approvals. For a more detailed description of the factors affecting IsoTis, refer to the Joint Information Circular and to IsoTis’ reports submitted to the Swiss Stock Exchange (SWX), Euronext Amsterdam N.V., SEDAR at www.sedar.com, the Toronto Stock Exchange (TSX), and the U.S. Securities and Exchange Commission.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Exhibit 1-A
IsoTis OrthoBiologics

Consolidated Condensed Balance Sheet (unaudited)
(Amounts in US dollars)

	December 31,
	2003	2002

Assets
Current assets:
Cash and cash equivalents	$ 50,104,682	$85,396,081
Restricted cash	1,629,802	—
Trade receivables, net	3,588,780	517,095
Inventories	6,366,588	309,686
Unbilled receivables	1,732,402	1,049,660
Value added tax receivable	476,651	1,069,097
Prepaid expenses and other current assets	1,073,284	599,255
Employee loans	—	210,459

Total current assets	64,972,189	89,151,333

Non-current assets:
Restricted cash	6,519,385	—
Property, plant and equipment, net	5,113,851	6,449,535
Goodwill	16,383,069	—
Intangible assets, net	23,134,485	1,609,674

Total non-current assets	51,150,790	8,059,209

Total assets	$116,122,979	$97,210,542

Liabilities and shareholders’ equity
Current liabilities:
Trade payables	$ 1,981,821	$ 4,141,110
Accrued liabilities	3,984,128	4,210,459
Deferred revenue	98,893	339,502
Current portion of capital lease obligations	631,783	730,857
Current portion of interest-bearing loans
and borrowings	6,213,502	2,985,082

Total current liabilities	12,910,127	12,407,010

Non-current liabilities:
Capital lease obligations	36,140	442,315
Interest-bearing loans and borrowings	4,079,341	77,995

Total non-current liabilities	4,115,481	520,310

Minority interest	1,324,026	1,269,754

Total shareholders’ equity	97,773,345	83,013,467

Total liabilities and shareholders’ equity	$116,122,979	$97,210,542

Exhibit 1-B
IsoTis OrthoBiologics

Consolidated Statements of Operations (unaudited) (Amounts in US dollars)

	Years ended December 31,
	2003	2002

Revenues
Product sales	$ 5,852,632	$ 1,459,258
Government grants	328,504	1,586,086
Royalties	22,591	149,650
Research and development contracts	—	249,018

Total revenues	6,203,727	3,444,012

Costs and expenses
Costs of sales	4,759,779	495,563
Research and development	16,594,437	8,440,908
Marketing and selling	5,755,342	3,114,299
General and administrative	9,674,542	5,601,429
Impairment of plant and equipment	1,140,052	2,279,949

Total operating expenses	37,924,152	19,932,148

Loss from operations	(31,720,425)	(16,488,136)

Interest income	996,850	1,768,476
Foreign exchange loss	(3,031,517)	—
Foreign exchange loss on intercompany account	(2,340,513)	—
Interest expense	(467,275)	(89,273)

Net loss before taxes, minority interest
and extraordinary item	(36,562,880)	(14,808,933)
Provision for income taxes	—	—
Discontinued operations	(697,868)	(860,885)
Minority interest	45,240	91,499

Net loss before extraordinary item	(37,215,508)	(15,578,319)
Extraordinary gain from negative goodwill	—	339,982

Net loss	$(37,215,508)	$(15,238,337)

Basic and diluted net loss per share
Before extraordinary item	$ (0.80)	$ (0.54)
Extraordinary item	—	0.01

Net loss per share	$ (0.80)	$ (0.53)

Weighted average ordinary shares outstanding	46,289,021	28,727,084

Exhibit 2-A
IsoTis OrthoBiologics

Combined Condensed Balance Sheet (unaudited) (Amounts in US dollars)

	December 31,
	2003	2002

Assets
Current assets:
Cash and cash equivalents	$ 50,104,682	$ 87,263,029
Restricted cash	1,629,802	542,935
Trade receivables, net	3,369,697	2,765,759
Inventories	6,220,506	3,931,879
Unbilled receivables	1,732,402	1,049,660
Value added tax receivable	476,651	1,069,094
Prepaid expenses and other current assets	1,032,431	1,252,399
Employee loans	—	210,459

Total current assets	64,566,171	98,085,214

Non-current assets:
Restricted cash	6,519,385	—
Property, plant and equipment, net	5,028,137	7,313,981
Goodwill	15,145,300	15,145,300
Intangible assets, net	17,651,061	20,560,924

Total non-current assets	44,343,883	43,020,205

Total assets	$108,910,054	$141,105,419

Liabilities and shareholders’ equity
Current liabilities:
Trade payables	$ 1,762,738	$ 5,365,066
Accrued liabilities	4,019,400	5,071,260
Deferred revenue	98,893	339,502
Current liabilities subject to compromise	—	4,855,623
Current portion of capital lease obligations	631,783	811,105
Current portion of interest-bearing loans
and borrowings	6,213,502	2,985,082

Total current liabilities	12,726,316	19,427,638

Non-current liabilities:
Capital lease obligations	36,140	442,315
Interest-bearing loans and borrowings	4,079,341	15,804,562

Total non-current liabilities	4,115,481	16,246,877

Minority interest	1,324,026	1,269,754

Total shareholders’ equity	90,744,231	104,161,150

Total liabilities and shareholders’ equity	$108,910,054	$141,105,419

These unaudited combined results are non-GAAP measures which have not been prepared in accordance with Regulation S-X under the Securities Exchange Act of 1934, and which may not be comparable to similarly titled measures reported by other companies. These unaudited combined results provide useful information to investors because they include comparable operations in each year presented, and thus represent meaningful comparative information for assessing trends in our results.

Exhibit 2-B
IsoTis OrthoBiologics

Combined Statements of Operations (unaudited) (Amounts in US dollars)

	Years ended December 31,
	2003	2002

Revenues
Product sales	$ 23,672,809	$ 23,272,288
Government grants	328,504	1,586,086
Royalties	22,591	149,650
Research and development contracts	—	249,018

Total revenues	24,023,904	25,257,042

Costs and expenses
Costs of sales	9,208,459	11,315,274
Research and development	19,636,070	13,712,423
Marketing and selling	11,891,421	10,627,123
General and administrative	15,326,533	10,612,317
Reserve for litigation verdict	(8,206,151)	1,085,221
Reorganization costs	(535,135)	783,656
Impairment of plant and equipment	1,140,052	2,279,949

Total operating expenses	48,461,249	50,415,963

Loss from operations	(24,437,345)	(25,158,921)

Interest income	1,008,486	1,795,559
Foreign exchange loss	(3,031,517)	—
Foreign exchange loss on intercompany account	(2,340,513)	—
Interest expense	(489,008)	(130,854)

Net loss before taxes, minority interest
and extraordinary item	(29,289,897)	(23,494,216)
Provision for income taxes	—	—
Discontinued operations	(697,868)	(860,885)
Minority interest	45,240	91,499

Net loss before extraordinary item	(29,942,525)	(24,263,602)
Extraordinary gain from negative goodwill	—	339,982

Net loss	$(29,942,525)	$(23,923,620)

These unaudited combined results are non-GAAP measures which have not been prepared in accordance with Regulation S-X under the Securities Exchange Act of 1934, and which may not be comparable to similarly titled measures reported by other companies. These unaudited combined results provide useful information to investors because they include comparable operations in each year presented, and thus represent meaningful comparative information for assessing trends in our results.

Exhibit 3

IsoTis OrthoBiologics

Combined Statements of Operations (unaudited) (Amounts in US dollars)

	Years ended December 31,
	Consolidated	Irvine Pre-acquisition	Chapter 11 Adjustments	Combined

Revenues
Product sales	$ 5,852,632	$ 17,820,177		$ 23,672,809
Government grants	328,504	—		328,504
Royalties	22,591	—		22,591
Research and development contracts	—	—		—

Total revenues	6,203,727	17,820,177	—	24,023,904

Costs and expenses
Costs of sales	4,759,779	4,448,680		9,208,459
Research and development	16,594,437	3,041,633		19,636,070
Marketing and selling	5,755,342	6,136,079		11,891,421
General and administrative	9,674,542	5,651,991		15,326,533
Reserve for litigation verdict	—	—	(8,206,151)	(8,206,151)
Reorganization costs	—	—	(535,135)	(535,135)
Impairment of plant and equipment	1,140,052	—		1,140,052

Total operating expenses	37,924,152	19,278,383	(8,741,286)	48,461,249

Loss from operations	(31,720,425)	(1,458,206)	8,741,286	(24,437,345)

Interest income	996,850	11,637	—	1,008,486
Foreign exchange loss	(3,031,517)	—		(3,031,517)
Foreign exchange loss on intercompany account	(2,340,513)	—		(2,340,513)
Interest expense	(467,275)	21,733	—	(489,008)

Net loss before taxes, minority interest and extraordinary item	(36,562,880)	(1,468,302)	8,741,286	(29,289,897)
Provision for income taxes	—	—	—	—
Discontinued operations	(697,868)	—		(697,868)
Minority interest	45,240	—		45,240

Net loss	$ (37,215,508)	$ (1,468,302)	$ 8,741,286	$ (29,942,525)

These unaudited combined results are non-GAAP measures which have not been prepared in accordance with Regulation S-X under the Securities Exchange Act of 1934, and which may not be comparable to similarly titled measures reported by other companies. These unaudited combined results provide useful information to investors because they include comparable operations in each year presented, and thus represent meaningful comparative information for assessing trends in our results.